August 11, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-128262
Filed on July 10, 2006

Prospectus Cover Page

1.	Please reconcile your response to prior comment 5 with the first sentence of the second paragraph on the prospectus cover.

Answer:                Please note that the first sentence of the second paragraph on the prospectus cover has been revised to include that Mr. Adiletta, as the Company’s principal officer and director is an underwriter of the offering and may offer and sell shares of common stock at a fixed price of $.20 for the duration of the offering.

Risk Factors, page 3

We may be subject to discipline pursuant to Section 14....page 6

2.	Here and in the subsequent risk factor, please disclose any other liabilities arising from these facts including any liability under Delaware state law for failure to provide notice.

Answer:                Please be advised that the risk factor has been revised to disclose potential liabilities arising under Delaware state law for failing to provide notice.

3.	We note your response to our prior comment 2. Please explain to us why your added risk factors do not address the reverse split without a proxy or information statement.

Answer:                Please be advised that the risk factor has been revised to address the reverse split that was undertaken without shareholder notice.

Selling Shareholders

4.

We note your response to prior comment 8. However, it is unclear how to reconcile the information provided in your selling stockholders table with the information in the preferred stockholders table. Please advise or revise.

Answer:                Please be advised that preferred stockholders table has been revised to reflect how the number of common shares were calculated to reconcile with the selling shareholders table.

5.	The number of shares registered for resale mentioned in the first sentence of footnote 2 does not match the numbers mentioned in the remainder of the footnote. Please reconcile.

Answer:                Please note that the first sentence of footnote 2 has been revised to properly reflect that Mr. Adiletta is registering 2,300,000 of his shares of common stock.

6.

The status of the selling shareholder as an underwriter is not based on rule 415(a)(4). Also, the status of the selling shareholder as an underwriter is a matter of law, not what the “SEC deems.” Please revise statements to the contrary in footnote (2).

Answer:                Please be advised that footnote (2) has been revised to delete the reference to Rule 415(a)(4) and the reference to the phrase “SEC deems.”

7.

Your additions to the selling stockholders’ table mentioned in the footnotes do not match the additions in the text preceding the table. For example, we note a May 26, 2006 transaction in footnote 6 which does not appear in your explanation of transactions preceding the table. Please reconcile.

Answer:                Please note that the transactions described in the text preceding the selling shareholders table has been reconciled to the table footnotes. Specifically, the time frame for the issuance of the shares in the 506 offering and for the shares issued for consulting services has been amended to reference 2005 and 2006.

8.

Regarding the changes in the text preceding the table, please tell us why the number of shares involved in previously closed transactions increased. For example, we note your change to the number of shares issued pursuant to the 2005 stock purchase agreement.

Answer:                Please note that number of shares involved in previously closed transactions did not increase. Rather the text has been revised to provide that the stock purchase agreements were issued in 2005 and 2006.

Description of Securities

9.

We note your response to the last bullet point of prior number 10. Please tell us why you are seeking to accomplish by filing the information statement at this time and the authority on which you rely. Also, please tell us how the information statement complies with the 20-day requirement of Rule 14c-2(b). Note that we may have additional comment on your information statement after you address this comment.

Answer:                Please be advised that the purpose of filing the 14C was to attempt to rectify these actions, although it would not comply with the 20-day requirement. However, upon further review, the Company has subsequently determined that it cannot rectify the situation by filing the 14C; and therefore, intends to withdraw the filing in the next few days.

Certain Relationships and Related Transactions, page 30

10.	We note your response to our prior comment 15. Please revise to include the current amounts outstanding.

Answer:                Please be advised that the balance of the stockholder’s note has been included as of March 31, 2006 and July 31, 2006.

Executive Compensation, page 31

11.	We note your response to our prior comment 16. Please file Mr. Adiletta’s waivers.

Answer:	Please be advised that the waivers have been included as an exhibit.

Recent Sales, page II-2

12.	Please expand your disclosure to include all required information. For example, please disclose the consideration you receive in the September 6, 2005 transaction with Shorelight.

Answer:                Please note that the section has been revised to include the consideration received in the September 6, 2005 transaction with Shorelight.

13.

We reissue our prior comment 17 in part. Please include in this section disclosure of all securities transactions within the past three years. For example, we note the debt described in the transaction with Mr. Stella described in footnote 21 to your selling shareholder table.

Answer:                Please note that the disclosure in the Recent Sales section is accurate, as Mr. Stella purchased 100,000 units for a total purchase price of $100,000 on July 1, 2004; and 10,000 units for a total purchase price of $10,000 on March 11, 2005. The footnote to the selling shareholder table has been adjusted accordingly.

14.

We note your response to our prior comment 18. Please provide an analysis to us regarding your potential liability if the issuance of shares to these 78 investors does not qualify for an exemption under Section 4(2). Tell us where you have disclosed any material potential liability in the text of your prospectus and your financial statements footnotes.

Answer:                Please note that the SB-2 has been amended to include a risk factor disclosing the Company’s potential liability if the shares issued to the Secure shareholders pursuant to the acquisition of Secure Systems are deemed to not qualify for an exemption under Section 4(2).

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN